================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              WYNSTONE FUND, L.L.C.
                                (Name of Issuer)

                              WYNSTONE FUND, L.L.C.
                      (Name of Person (s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSP Number of Class of Securities)

                                Howard M. Singer
                              Wynstone Fund, L.L.C.
                           One World Financial Center
                               200 Liberty Street
                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  June 2, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:   $5,000,000 (a)    Amount of Filing Fee        $5000 (b)
--------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for partnership interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,000
Form or Registration No: SCHEDULE TO, REGISTRATION NO. 005-57207
Filing Party: WYNSTONE FUND, L.L.C.
Date Filed: June 2, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          Wynstone Fund, L.L.C. (the "Fund") hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO (the "Statement") originally sent to investors and filed with the Securities and Exchange Commission by the Fund on June 2, 2000, in connection with a tender offer (the "Offer") by the Fund to purchase up to $5,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement. This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          All information in the Offer to Purchase filed as Exhibit B is incorporated by reference in answer to all of the items in the Statement except those items as to which information is specifically provided herein.

ITEM 2.   ISSUER INFORMATION.

          Item 2 of the Statement is hereby supplemented and amended by adding the following:

          The Offer expired at 12:00 midnight, New York time, on June 30, 2000. Interests were validly tendered at their net asset value pursuant to the Offer in an estimated aggregate principal amount of $1,216,015.32. The value of the Interests tendered was calculated in accordance with the terms of the Offer and is based upon a month-end estimated calculation as of June 30, 2000. The Fund accepted the entire amount tendered as of June 30, 2000, and pursuant to the Offer, paid the consideration as required to be paid therefore in connection with the offer on July 10, 2000. As of the close of business on June 30, 2000, the Fund held approximately $14,276,583.17 in net assets before the purchase of Interests. Following the purchase of the Interests properly tendered in the Offer, and based upon the most recent estimate available at the time of this filing, as of June 30, 2000 the Fund had approximately $13,060,567.65 outstanding in net assets.

          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              WYNSTONE FUND, L.L.C.

                                           By: /s/ HOWARD M. SINGER
                                              -----------------------------
                                              Name:   Howard M. Singer
                                              Title:  Authorized Signatory

July 17, 2000